PROMISSORY NOTE

Principal Loan Amount: $1,000,000.00   Bonanza, UT
                                                                       August 31, 2020

FOR VALUE RECEIVED, **Sky Quarry Inc.**, a Delaware corporation with its principal place of business located at 1800 Vine Street #200, Los Angeles, CA 90028, **2020 Resources LLC**, a Delaware limited liability company with its principal place of business located at 67750 South Seep Ridge Rd, Bonanza, UT 84008, and **2020 Resources (Canada) Ltd.**, a named Alberta corporation with its principal place of business located at 67750 South Seep Ridge Rd, Bonanza, UT 84008 (collectively, "**Co-Borrowers**"), promises to pay to the order of **Loeb Term Solutions LLC**, an Illinois limited liability company with its principal place of business located at 8609 W. Bryn Mawr, Suite 208, Chicago, IL 60631 ("**Lender**"), the outstanding principal sum of up to One Million and 00/100 DOLLARS ($1,000,000.00), together with interest from time to time outstanding at the Prime Rate (as defined below) plus eleven percent (11%) per annum (the "**Effective Rate**").

Interest shall be computed based on the actual number of days elapsed on a simple interest basis. The **Prime Rate** shall mean the rate of interest quoted in the Wall Street Journal, Money Rates Section as the "Prime Rate" (currently defined as the base rate on corporate loans posted by at least 75% of the nation's thirty (30) largest banks). In the event that the Wall Street Journal quotes more than one rate, or a range of rates as the **Prime Rate**, then the **Prime Rate** shall mean the highest of the quoted rates. In the event that the Wall Street Journal ceases to publish a **Prime Rate**, then the **Prime Rate** shall be the average interest rate of the three largest U.S. money center commercial banks, as determined by **Lender**. As of the date hereof, the **Prime Rate** is 3.25%. The **Effective Rate** hereunder shall change each time there is a change in the **Prime Rate**.

Co-Borrowers and all endorsers, sureties, guarantors and any other persons liable or to become liable with respect to the loan (the "**Loan**") evidenced by this Term Promissory Note (the "**Note**") are each included in the term "Obligors" as used in this **Note**.

This **Note** is referred to in and was delivered pursuant to a certain Credit and Security Agreement of even date herewith, as may be amended or restated from time to time (the "**Security Agreement**") under which advances, repayment and further advances may be made from time to time, pursuant to the provisions of the **Security Agreement** based upon, among other things, the **Borrowing Base** (as defined in the Security Agreement"). Reference is made to the **Security Agreement** for additional terms relating to this **Note** and the security given for this **Note**. Any capitalized terms used in this **Note**, if not defined in this **Note**, will have the meanings assigned to such terms in the **Security Agreement**.

The proceeds of this **Note** shall be used exclusively for business purposes and not for household, family or personal use.

From and after an event of Default (as defined in the **Security Agreement**), and regardless of whether the **Lender** elects to accelerate the Maturity Date of this **Note**, the entire principal remaining unpaid hereunder shall bear interest at the rate equal to the **Effective Rate** plus six percent (6%) per annum.

In addition to interest at the **Effective Rate**, **Borrower** shall pay **Lender** a monthly fee equal to three quarters of one percent (0.75%) of the unused **Borrowing Base** amount for the applicable month (the "**Unused Borrowing Base Fee**").

All payments under this **Note** shall be payable in lawful money of the United States when due without set-off, counterclaim, deduction or withholding for any reason whatsoever on the dates and in the amounts specified below.

Borrower must pay (A) interest at the **Effective Rate** and the applicable **Unused Borrowing Base Fee** based on the principal amount which is outstanding each month, plus (B) principal reduction payments equal to the amount the outstanding principal exceeds the **Borrowing Base**, in forty seven (47) consecutive monthly payments commencing on the first day of the month following funding and continuing

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on the first day of each month therafter, and then the Forty Eighth (48th) and final installment on September 1, 2024 (the "**Maturity Date**") of all principal, accrued interest, the **Unused Borrowing Base Fee**, and all other amounts due hereunder. It is understood and agreed that monthly payments will first be applied to payment of interest, second to the **Unused Borrowing Base Fees** and other fees, and the balance will be applied to the payment of principal. **Co-Borrowers** understand and agree that there will be a balloon payment due on the **Maturity Date**.

If any payment falls due on a day other than a Business Day, then such payment shall instead be made on the next succeeding Business Day, and interest shall accrue accordingly. Any payment received by **Lender** after 1:00 p.m. (Central Standard Time) shall not be credited against the indebtedness under this Note until the next succeeding Business Day. "Business Day" means any day excluding Saturday, Sunday, and any day which is a legal holiday under the laws of the State of Michigan or which is a day on which **Lender** is otherwise closed for transacting business. **Co-Borrowers** shall receive immediate credit on payments only if made in the form of a federal wire transfer of cleared funds.

All payments to the **Lender** shall either (a) be made via ACH payment pursuant to an Automatic ACH Debit Agreement, or (b) are payable to the **Lender** at the following bank account, or such other account as may be determined by **Lender** from time to time:

Wiring Instructions
CIBC Bank USA
120 S. Lasalle
Chicago, IL 60603
ABA # for Wire Transfers: 071006486
Account #: 2295546

Upon an event of Default or at any time thereafter at the option of **Lender** all principal, interest, the **Unused Borrowing Base Fee** and any other amounts remaining unpaid hereunder shall immediately become due and payable and **Lender** shall be entitled to pursue any and all rights and remedies provided by this **Note**, the **Security Agreement** and applicable law.

It is the intent of the parties that any money or other property charged, taken or received as interest, a finance charge or fee for the **Loan**, shall not exceed the limits (if any) imposed or provided by applicable law, and **Lender** hereby waives any right to demand such excess. In the event that any money or other property charged, taken or received as interest, a finance charge or a fee under this **Note** exceeds the maximum interest rate permitted by applicable law, then without further agreement or notice the obligation to be fulfilled shall be automatically reduced to such limit and all sums received by **Lender** in excess of those lawfully collectible as interest shall be (a) applied against the principal of the **Loan** with the same force and effect as though the payor had specifically designated such extra sums to be so applied to principal and **Lender** had agreed to accept such extra payment(s) as a premium-free prepayment or prepayments, and (b) if there are no outstanding obligations under this Note the remaining amount, if any, shall be refunded to **Co-Borrowers**.

The Obligors hereby severally: (a) waive presentment, protest, notice of dishonor, and the filing of any suit against or joinder of any other person; (b) waive any exemption of any property, wherever located, from garnishment, levy, execution, seizure or attachment prior to or in execution of judgment, or sale under execution or other process for the collection of debts; (c) waive any right to plead laches as a defense in any action or proceeding; (d) consent and agree that, at any time and from time to time without notice, **Lender** and any person(s) then primarily liable for the **Loan** may agree to renew, extend or compromise the **Loan** in whole or in part or to modify the terms of the **Loan** in any respect whatsoever; and (e) agree that until **Lender** receives all sums due under this **Note** in immediately available funds, no Obligor shall be released from liability with respect to the **Loan** unless **Lender** expressly releases such Obligor in a writing signed by **Lender**, and **Lender**'s release of any Obligor(s) shall not release any other person liable with respect to the **Loan**.

This **Note** shall be governed by, and construed and enforced in accordance with, the laws of the State of Michigan.

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Any provision of this **Note** which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction only, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

If this **Note** is signed by more than one person, then the term "**Co-Borrowers**" as used in this **Note** shall refer to all such persons jointly and severally, and all agreements, covenants, waivers, consents, representations, warranties and other provisions in this **Note** are made by and shall be binding upon each and every undersigned person, jointly and severally. The term "**Lender**" shall be deemed to include any subsequent holder(s) of this **Note**.

This **Note** cannot be changed or modified orally. **Lender** shall have the right unilaterally to correct patent errors or omissions. This **Note** may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the **Co-Borrowers** have caused this **note** to be executed as of the date first written above.

Co-BORROWER: Sky Quarry Inc.

Signature:	_____
Print Name:	David Owen Sealock
Title:	CEO
Email:	davids@skyquarry.com
Phone Number:	403-561-9882

Co-BORROWER: 2020 Resources LLC

Signature:	_____
Print Name:	David Owen Sealock
Title:	CEO
Email:	davids@skyquarry.com
Phone Number:	403-561-9882

Co-BORROWER: 2020 Resources (Canada) Ltd.

Signature:	_____
Print Name:	David Owen Sealock
Title:	CEO
Email:	davids@skyquarry.com
Phone Number:	403-561-9882

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